UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 15)(1)

PRICESMART, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

741511109

(CUSIP Number)

SHERRY BAHRAMBEYGUI
C/O THE PRICE GROUP LLC
7979 IVANHOE AVENUE, SUITE 520
LA JOLLA, CALIFORNIA 92037
TELEPHONE (858) 551-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7)

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 2 OF 7

NAME OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert E. Price

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2				(a)	☐
				(b)	☒
SEC USE ONLY
3
SOURCE OF FUNDS
4
PF, WC, AF, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5	PURSUANT TO ITEMS 2(d) or 2(e)				☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			SOLE VOTING POWER
7
4,187,517 (See Item 5)
SHARED VOTING POWER
8
7,308,666 (See Item 5)
SOLE DISPOSITIVE POWER
9
4,187,517 (See Item 5)
SHARED DISPOSITIVE POWER
10
7,308,666 (See Item 5)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
11,496,183 (See Item 5)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
38.5%1
TYPE OF REPORTING PERSON*
14
IN

    Based upon 29,897,244 shares of Common Stock outstanding as of December 31, 2010 as reported in PriceSmart, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 7, 2011.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 3 OF 7

NAME OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Price Charities (formerly known as San Diego Revitalization Corp.)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2		(a)	☐
		(b)	☒
SEC USE ONLY
3
SOURCE OF FUNDS
4
WC, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5	PURSUANT TO ITEMS 2(d) or 2(e)		☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER
7
0 (See Item 5)
SHARED VOTING POWER
8
3,889,335 (See Item 5)
SOLE DISPOSITIVE POWER
9
0 (See Item 5)
SHARED DISPOSITIVE POWER
10
3,889,335 (See Item 5)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
3,889,335 (See Item 5)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
13.0%2
TYPE OF REPORTING PERSON*
14
OO – Nonprofit Corporation

    Based upon 29,897,244 shares of Common Stock outstanding as of December 31, 2010 as reported in PriceSmart, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 7, 2011.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 4 OF 7

NAME OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sol and Helen Price Trust, dated February 20, 1970 (“Sol & Helen Price Trust”)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2		(a)	☐
		(b)	☒
SEC USE ONLY
3
SOURCE OF FUNDS
4
OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5	PURSUANT TO ITEMS 2(d) or 2(e)		☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER
7
0 (See Item 5)
SHARED VOTING POWER
8
3,243,122 (See Item 5)
SOLE DISPOSITIVE POWER
9
0 (See Item 5)
SHARED DISPOSITIVE POWER
10
3,243,122 (See Item 5)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
3,243,122 (See Item 5)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
10.8%3
TYPE OF REPORTING PERSON*
14
OO - Trust

   Based upon 29,897,244 shares of Common Stock outstanding as of December 31, 2010 as reported in PriceSmart, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 7, 2011.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 5 OF 7

This Amendment No. 15 (this “Amendment”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of PriceSmart, Inc., a Delaware corporation (“PriceSmart”), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company, Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation, and Robert E. Price and Sol Price,  natural persons, with the Securities and Exchange Commission (“SEC”) on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006, and by Amendment No. 7 thereto, filed with the SEC on May 10, 2007, and by Amendment No. 8 thereto, filed with the SEC on May 22, 2007, and by Amendment No. 9 thereto, filed with the SEC on October 31, 2007, and by Amendment No. 10 thereto, filed with the SEC on November 15, 2007, and by Amendment No. 11 thereto, filed with the SEC on July 28, 2008, and by Amendment No. 12 thereto, filed with the SEC on July 21, 2009, and by Amendment No. 13 thereto, filed with the SEC on September 8, 2010, and by Amendment No. 14 thereto, filed with the SEC on September 24, 2010 (such Schedule 13D, as so amended, being this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in this Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:
(a), (f)    This Amendment is being jointly filed by (i) Robert E. Price, a natural person and citizen of the United States of America, (ii) Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation (“Price Charities”), and (iii) the Sol and Helen Price Trust, dated February 20, 1970, a California trust (“Sol & Helen Price Trust”) (collectively, the “Reporting Persons”).
The directors and officers of Price Charities (collectively, the “Price Charities Directors and Officers”), each of whom is a citizen of the United States of America, are as follows:
Robert E. Price                                                 Director and President
Allison Price                                                    Director and Vice President
Sherry S. Bahrambeygui                                Director, Executive Vice President and Secretary
William Gorham                                              Director
Dede Alpert                                                    Director
John Eckstein                                                 Director
Sue Reynolds                                                 Director
Jeff Fisher                                                       Chief Financial Officer
Each Reporting Person and each Price Charities Director and Officer disclaims membership in a group with any person with respect to any PriceSmart Common Stock.

(b)-(c)   The principal executive office of Price Charities, and the principal business address of each of Mr. R. Price, the Sol & Helen Price Trust, and each of the Price Charities Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California  92037.

The principal business of Price Charities is to function as a public charity.  The principal business of the Sol & Helen Price Trust is to manage the assets of the trust on behalf of the beneficiary, the Price Family Charitable Fund.  The principal occupation of Mr. R. Price is President of Price Charities and Price Family Charitable Fund. Mr. R. Price also is Chairman of the Board of Directors of PriceSmart, a manager of The Price Group, LLC, the sole trustee of the Sol & Helen Price Trust and the trustee of various other family trusts.  The principal occupation of Ms. A. Price is homemaker.  Ms. A. Price is also a trustee of various family trusts.  The principal occupation of Ms. Bahrambeygui is manager of The Price Group, LLC and Executive Vice President and Secretary of Price Charities.  The principal occupation of each of Mr. Gorham and Ms. Alpert is self-employed investor.  The principal occupation of Mr. Eckstein is physician.  The principal occupation of Mr. Fisher is Chief Financial Officer of Price Charities and an employee of The Price Group, LLC.  The principal occupation of Ms. Reynolds is community developer.

(d)-(e)   During the last five years, none of the Reporting Persons, nor any of the Price Charities Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 6 OF 7

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:
Price Charities and the Sol & Helen Price Trust collectively plan to sell up to 1,000,000 shares of PriceSmart Common Stock over the next ten months.  Such sales may occur in either privately negotiated or open market (including pursuant to Rule 10b5-1 plans) transactions.  Any sales by the Sol & Helen Price Trust that occur will be effected for estate planning, tax planning and investment diversification purposes.  The Sol & Helen Price Trust is required to transfer all of its PriceSmart Common Stock to a private family charitable foundation over time.  Because this foundation will not be permitted, pursuant to U.S. tax laws, to retain “excess business holdings” in PriceSmart, the Sol & Helen Price Trust plans to divest itself of the portion of PriceSmart Common Stock that, if retained by the foundation, could cause the foundation to not be in compliance with these requirements.  Any sales by the Price Charities would be to deploy funds for charitable purposes.  Assuming all of the shares of PriceSmart Common Stock referenced above are sold, Price Charities and the Sol & Helen Price Trust will collectively continue to own at least 85% of their current holdings.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:
(a)-(b)4,5

(1)  Robert E. Price

Mr. R. Price presently may be deemed to beneficially own an aggregate of 11,496,183 shares of PriceSmart Common Stock, which represents approximately 38.5% of the outstanding Common Stock.  Of such shares, Mr. R. Price may be deemed to have sole voting and dispositive power with respect to 4,187,517 shares and shared voting and dispositive power with respect to 7,308,666 shares.  Of the shares for which Mr. R. Price may be deemed to have sole voting and dispositive power, (i) 3,243,122 shares are owned directly by the Sol & Helen Price Trust, of which Mr. R. Price is sole trustee, (ii) 944,315 shares are owned directly by The Price Group, LLC which Mr. R. Price is the controlling manager of, and (iii) 80 shares are held in Mr. R. Price’s 401(k) retirement account.  Of the shares for which Mr. R. Price may be deemed to have shared voting and dispositive power, (i) 290,600 shares are owned directly by the Price Family Charitable Trust which Mr. R. Price and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (ii) 3,889,335 shares are owned directly by Price Charities which Mr. R. Price is a director and President of and as such may be deemed to share voting and dispositive power over such shares; (iii) 821,938 shares are owned directly by the Robert & Allison Price Trust which Mr. R. Price and Ms. A. Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iv) 2,245,168 shares are owned directly by the Robert & Allison Price Charitable Trust which Mr. R. Price and Ms. A. Price are co-trustees of and as such may deemed to share voting and dispositive power over such shares; (v) 5,210 shares are owned directly by the Benjamin Price Trust 9/22/89 which Mr. R. Price and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vi) 18,805 shares are owned directly by the Rebecca Price Trust UTD 9/22/893 which Mr. R. Price, Ms. A. Price and Ms. Rebecca Price Brewer are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vii) 18,805 shares are owned directly by the Sarah Price Trust UTD 9/22/89 which Mr. R. Price, Ms. A. Price and Ms. Sarah Price Keating are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; and (viii) 18,805 shares are owned directly by the David Price Trust UTD 9/22/89 which Mr. R. Price, Ms. A. Price and Mr. David Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares.  Ms. A. Price is the wife of Mr. R. Price.  To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.  Each of Mr. R. Price, Ms. A. Price, Ms. Bahrambeygui, Ms. Price Keating, Ms. Brewer and Mr. D. Price disclaims beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

(2)  Price Charities

Price Charities presently may be deemed to beneficially own an aggregate of 3,889,335 shares of PriceSmart Common Stock, which represents approximately 13.0% of the outstanding Common Stock.  Of such shares, Price Charities may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and shared voting and dispositive power with respect to 3,889,335 shares of Common Stock.  Price Charities may be deemed to share voting and dispositive power with respect to such shares of Common Stock with Mr. R. Price in his capacity as a director and President of Price Charities.  Mr. R. Price disclaims beneficial ownership of such shares except to the extent of his voting and/or dispositive power.

(3)  Sol & Helen Price Trust

The Sol & Helen Price Trust presently may be deemed to beneficially own an aggregate of 3,243,122 shares of PriceSmart Common Stock, which represents approximately 10.8% of the outstanding Common Stock.  Of such shares, the Sol & Helen Price Trust may be deemed to have sole voting and dispositive power with respect to 0 shares and shared voting and dispositive power with respect to 3,243,122 shares of Common Stock.  The Sol & Helen Price Trust may be deemed to share voting and dispositive power over such shares with Mr. R. Price in his capacity as sole trustee of the Sol & Helen Price Trust.

(4) Sherry Bahrambeygui

Ms. Bahrambeygui may be deemed to beneficially own an aggregate of 582,173 shares of PriceSmart Common Stock, which represents approximately 1.9% of the outstanding Common Stock.  Of such shares, Ms. Bahrambeygui may be deemed to have sole voting power with respect to 80,000 shares and shared voting and dispositive power with respect to 502,173 shares.  Of the shares for which Ms. Bahrambeygui may be deemed to have shared voting and dispositive power, (i) 290,600 shares are owned directly by the Price Family Charitable Trust which Ms. Bahrambeygui and Mr. R. Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (ii) 5,210 shares are owned directly by the Benjamin Price Trust 9/22/89 which Ms. Bahrambeygui and Mr. R. Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iii) 916 shares are owned directly by the Rebecca Price Trust UTD 5/6/97 which Ms. Bahrambeygui, Mr. Max Edward Spring and Ms. Lori House are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iv) 916 shares are owned directly by the Sarah Price Trust UTD 5/6/97 which Ms. Bahrambeygui, Mr. Spring and Ms. House are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iv) 916 shares are owned directly by the David Price Trust UTD 5/6/97 which Ms. Bahrambeygui, Mr. Spring and Ms. House are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (v) 12,500 shares are owned directly by the Rebecca Price Trust UTD 8/1/97 which Ms. Bahrambeygui, Mr. Spring and Ms. House are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vi) 12,500 are owned directly by the Sarah Price Trust UTD 8/1/97 which Ms. Bahrambeygui, Mr. Spring and Ms. House are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (v) 12,500 shares are owned directly by the David Price Trust UTD 8/1/97 which Ms. Bahrambeygui, Mr. Spring and Ms. House are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vi) 164,115 shares are owned directly by the Hosey Family Trust which Ms. Bahrambeygui and Mr. Patrick Hosey are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; and (vii) 2,000 shares are owned directly by Ms. Bahrambeygui’s minor children.  Each of Ms. Bahrambeygui, Mr. R. Price, Mr. Spring, Ms. House and Mr. Hosey disclaims beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

(5)  William Gorham

Mr. Gorham presently beneficially owns 0 shares of Common Stock, which represents 0% of the outstanding Common Stock.  He therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(6)  Dede Alpert

Ms. Alpert  presently beneficially owns 0 shares of Common Stock, which represents 0% of the outstanding Common Stock.  She therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(7)  John Eckstein

Mr. Eckstein presently may be deemed to beneficially own 250 shares of Common Stock, which represent approximately 0% of the outstanding Common Stock.  Of such shares, he may be deemed to have sole voting and dispositive power with respect to 250 shares and shared voting and dispositive power with respect to 0 shares.

(8)  Sue Reynolds

Ms. Reynolds presently beneficially owns 0 shares of Common Stock, which represents 0% of the outstanding Common Stock.  She therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(9)  Jeff Fisher

Mr. Fisher presently beneficially owns 0 shares of Common Stock, which represents 0% of the outstanding Common Stock.  He therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

Each of Ms. Brewer, Ms. Price Keating, Mr. D. Price, Mr. Spring, Ms. House and Mr. Hosey is a citizen of the United States of America.  The principal occupations of each of the foregoing are as follows: Ms. Brewer is an employee of The Price Group, LLC, Ms. Price Keating is a homemaker, Mr. D. Price is a student, Mr. Spring is an attorney, Ms. House is an employee of The Price Group, LLC, and  Mr. Hosey is an attorney.

Item 5(c) of this Schedule 13D is hereby amended as follows to include the following information:

(c)  The following transactions in PriceSmart’s Common Stock were effected by the Reporting Persons and Price Charities Directors and Officers in the 60 days prior to the filing date of this Amendment:

•  On January 11, 2011, the Robert & Allison Price Trust, which Mr. R. Price and Ms. A. Price are co-trustees of, donated an aggregate of 4,420 shares of PriceSmart Common Stock to various charitable foundations.

Item 5(d) of this Schedule 13D is hereby amended and restated as follows:

(d)  Subject to the terms of the applicable trust agreement, each beneficiary of the trusts identified in response to Items 5(a)-(b) may have the right to receive dividends, and proceeds from the sale of, PriceSmart
Common Stock owned directly by the trust for which he/she is a beneficiary.  In the case of the Robert & Allison Price Charitable Trust, Price Charities is the sole beneficiary, and in the case of the Sol & Helen Price Trust, the Price Family Charitable Fund is the sole beneficiary.

Item 5(e) of this Schedule 13D is hereby amended and restated as follows:

(e)  On September 23, 2010, The Price Group, LLC ceased to be the beneficial owner of more than 5% of PriceSmart’s outstanding Common Stock.

CUSIP NO. 741511109	SCHEDULE 13D/A	PAGE 7 OF 7

Item 7.	Material to Be Filed as Exhibits.
Item 7 of this Schedule 13D is hereby amended to include the following exhibit:

Exhibit No.                            Description of Exhibit
8                                      Joint Filing Agreement, dated as of January 27, 2011, by and among Price Charities, Sol and Helen Price Trust, dated February 20, 1970, and Robert E. Price (filed herewith).

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2011

PRICE CHARITIES

/s/ Sherry Bahrambeygui
By:	Sherry Bahrambeygui
Title:	Executive Vice President and Secretary

SOL AND HELEN PRICE TRUST, DATED FEBRUARY 20, 1970

/s/ Robert E. Price
By:	Robert E. Price
Title:	Trustee

ROBERT E. PRICE

/s/ Robert E. Price